U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 10-SB

                    Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

                            Peoplesway.Com, Inc.

         (Name of Small Business Issuer as specified in its charter)

                   NEVADA                           87-0374559
           ----------------------               ------------------
  (State or other jurisdiction of            (I.R.S. incorporation or
        organization)                               Employer I.D. No.)

                          2969 Interstate Street
                     Charlotte, North Carolina  28208
                    ----------------------------------
                 (Address of Principal Executive Office)

      Issuer's Telephone Number, including Area Code:  (704) 393-1860

   Securities registered pursuant to Section 12(b) of the Exchange Act:

                                  None

   Securities registered pursuant to Section 12(g) of the Exchange Act:

                  $0.001 Par Value Common Voting Stock
                         (Title of Class)


THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS DOCUMENT. THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THE DOCUMENT AND PARTICULARLY IN THE SECTION ENTITLED "RISK FACTORS."

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Recent History

     Peoplesway.Com, Inc. ("Peoplesway") was incorporated in North Carolina in August 1999. Peoplesway was acquired by Prospector Energy, Inc. ("Prospector") as a wholly-owned subsidiary on September 1, 1999 in a stock for stock tax free exchange, whereby all outstanding shares of Peoplesway were exchanged for 12,500,000 shares of Prospector. At inception, Prospector was authorized to issue 30,000,000 shares of common voting stock, par value one cent ($0.01) per share. Pursuant to the acquisition of Peoplesway and resulting amendments to the articles of incorporation, the authorized shares of common stock increased to 100,000,000, the par value was changed to $.001, a 400 to 1 reverse split of Prospector's common stock was effected, resulting in 107,328 shares being issued and outstanding immediately prior to the acquisition, and the company changed its name to Peoplesway.Com, Inc. Following the conversion of a convertible debenture, there are an additional 3,000,000 shares outstanding, for a total of 15,607,328 shares of common
stock.   All  references in this document to "Peoplesway", "the Company" or
"us", "we" or "our", refer to the Nevada parent and the North Carolina subsidiary. The principal offices of Peoplesway are located at 2969 Interstate Street, Charlotte, North Carolina 28208, and its phone number is (704) 393-1860.

Prior History

     Prospector was organized as a Utah corporation on October 30, 1980, for the purpose of purchasing, owning, holding, selling, disposing of and otherwise dealing in the oil and gas business and other natural resources. It became a public company through an offering of common stock to residents of the State of Utah, pursuant to an exemption from registration under then-existing Rule 147, Securities Act of 1933. Following the offering, Prospector acquired an interest in Four Winds Mineral Venture, a Louisiana partnership that held a 66% interest in a Costa Rican oil and gas company, in exchange for the issuance 11,250,000 shares of common stock. This acquisition proved unsuccessful, and thereafter business operations ceased and the company was essentially dormant, seeking a merger or acquisition candidate, until 1999 when it entered into the Acquisition Agreement with Peoplesway.

Charter Amendments

The following amendments to the Articles of Incorporation have been effected since we were organized:

     -- Effected a name change from Prospector Energy, Inc. to Peoplesway.Com, Inc., effective September 13, 1999.

     - Effected a 400 to 1 reverse split of the common stock, effective September 22, 1999.

     - Increased the authorized capital to 100,000,000 shares, effective September 22, 1999.

     - Changed domicile from the State of Utah to the State of Nevada on September 24, 1999.

Copies of the initial Articles of Incorporation, these amendments and the Bylaws are attached hereto and incorporated herein by reference.

Overview of Business

     Peoplesway is an electronic commerce and Internet services company that maintains an Internet destination called "Peoplesway," located at www.peoplesway.com. The Peoplesway Web site offers goods and services for sale, including: cosmetics and beauty products, health supplements, jewelry; flowers, magnetherapy products and long distance service, which can be obtained directly through the Web site, or by calling our customer service team members.

Internet Commerce

     The Internet is a world-wide series of interconnected electronic and/or computer networks. Individuals and companies have recently recognized that the technological capabilities of the Internet provide a medium for not only the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services. According to statistics reported by the Computer Industry Almanac, there are projected to be 110 million Internet users in the United States by the end of 1999, and nearly 14 million users in Canada by year end. Of this number, approximately 25% purchase goods and services online, according to a December 1999 study by Scarborough Research.

     Historically, the Internet has been accessible principally through personal computers. Recently, several companies have announced "Web TV" products designed for attachment to television sets for the purpose of allowing access to the Internet without the need for a personal computer. Although these products do not permit the full range of functions provided by personal computers, they do permit many of the features of the Internet to be viewed on television sets. Management believes that the new Web TV products are expected to substantially increase the number of people who will shop online by accessing the Internet. Already, online purchases have increased 100% in the past year, according to a November, 1999 study by Yankelovich Partners, Inc.

     The term "Internet commerce" encompasses the use of the Internet for selling goods and services. The use of the Internet as a marketing and advertising tool is enhanced by the ability to communicate information through the Internet to a large number of individuals, businesses and other entities.

     Because of the "virtual" nature of electronic commerce, the online presence for certain merchants can significantly reduce or eliminate the costs of maintaining a physical retail facility. Online merchants can also achieve significant savings by eliminating traditional product packaging, print advertising and other point of purchase materials. Marketing on the Internet can be especially advantageous for smaller companies because it removes many physical and capital barriers to entry and serves to level the competitive playing field by allowing smaller companies to effectively compete with larger companies.

Internet Security

     One of the largest barriers to a potential customer's willingness to conduct commerce over the Internet is the perceived ability of unauthorized persons to access and use personal information about the user, such as credit card account numbers, social security numbers and bank account information. Concerns about the security of the Internet include the authenticity of the user (i.e., is the user accurately identified), verification and certification methods of who these users are, and privacy protection for access to private information transmitted over the Internet. However, recent advances in this area have greatly reduced the possibility of such unauthorized access or use. IMC Worldwide, Inc. provides our Unix-based computer system and hosts our Web site and our independent contractor Web sites, employing state-of-the-art encryption software to ensure the privacy and protection of our customers. We have not experienced any occasion in which a user's credit card was misappropriated while transacting business on Peoplesway.

Alliance with DRM

     The majority of our goods and services are available through an alliance with DRM, Inc. and its subsidiaries, RMC Group, Inc. and RMC Group Canada, Ltd. ("DRM") . DRM began offering health and beauty products in 1982, and its sales from inception have exceeded $250,000,000.00 from both U.S. and Canada operations. It has a member network of approximately 14,000 independent contractors who may purchase and sell Peoplesway products and services through the use of our Web site. Peoplesway has established agreements with DRM to market and sell to DRM independent contractors. RMC Group, Inc. was established in 1993 and took over the distribution rights for the United States from DRM. In 1998 RMC became a subsidiary of DRM.. RMC Group Canada, Ltd. was established in 1987 as a subsidiary of DRM. It was established to service the Canadian Market.

Products and Services

     Products and services currently offered by Peoplesway include:

     Health and beauty products. Peoplesway offers approximately 50 products through DRM from their Rose Marie Collection, including cosmetics, personal hygiene products, skin care, hair care, and bath products. In addition, DRM supplies Body Management System nutritional products, including weight loss and anti-aging supplements. DRM manufactures and packages these products through a licensing agreement with a health and beauty product manufacturer.

     Magnetherapy products. Peoplesway sells Magnetherapy, Inc. products, which include bracelets, shoe insole inserts, and body patches and wraps, used to relieve body stress, aches and pains. DRM obtains these products directly from Magnetherapy, Inc.

     Jewelry. Peoplesway offers silver and gold chains, earrings, bracelets and rings, through an agreement between DRM and a jewelry wholesaler.

     Long distance service. Peoplesway offers RMC COM long distance through an agreement between DRM and Glyphics Communications, a long distance reseller that uses MCI WorldCom lines.

     Flowers. Peoplesway newest product is flower displays and arrangements delivered to your door, through an arrangement with Proflowers.Com, Inc.

     All of our agreements with our vendors are pursuant to oral agreements and arrangements with our vendors, DRM, and RMC Group, Inc. While we are presently negotiating written agreements, none have been finalized.

Marketing and Advertising

     By leveraging the DRM sales force, we are simultaneously opening
Internet Web sites and marketing the current Peoplesway product lines. Each independent contractor is encouraged by Peoplesway and DRM to open a sub-Web site at Peoplesway.com. For example, John Doe would have a site address of www.peoplesway.com/johndoe. John Doe will advertise his site and will receive a commission for each sale ordered on his site. John Doe's only responsibility is to advertise his site. Inventory, shipping, merchant accounts, payments and customer service will be handled by Peoplesway its subsidiaries and affiliates. It is envisioned that thousands of site owners will individually advertise to thousands of Internet shoppers to come and shop at their site. As of December 1999, after three months of operations, there are nearly 500 sub Web sites. Our goal is to have 1,000 sites online by July 2000.

Distribution

     Peoplesway does not retain an inventory of any product it sells. Payment comes directly to Peoplesway from customers through a secure server that accepts credit card transactions. We then forward these orders to DRM or other vendors, who then will drop ship products to customers as orders are received through our Peoplesway Web sites.

Management and Key Personnel

     Donald R. "Pete" Monroe, Chairman

     Education:  BS, Mathematics, UNC of Pembroke, Magna Cum Laude

     Present work positions: Chairman of the Board of Directors, Peoplesway.Com, Inc., 1999 to present; Chairman of the Board of Directors, DRM, Inc., 1978 to present;

     Work history: After graduating from college, Mr. Monroe obtained a position with the Department of Defense as a mathematician. He then served in executive capacities with several U.S. and international companies. For the past thirty years he has worked in the direct marketing and network marketing industry. He has produced many of his own product lines marketing them through distributors, television and the Internet. Mr. Monroe is a sought after consultant, public speaker and author for business plans. He has set up several businesses in Europe and Latin American countries. Mr. Monroe has received recognition throughout the business communities, even having cities such as Atlanta, Georgia declare, Pete Monroe Day, for his efforts in business development. He serves on numerous boards for charities and ministries. Throughout his companies, he has given over 500 scholarships and over $1,000,000 to abused children organizations.

     Present responsibilities:   As Chairman of DRM and Chairman of
Peoplesway, Mr. Monroe oversees marketing, product development, production, seeks business opportunities, and strategic alliances with other companies and organizations. He continuously directs and coordinates financial programs to provide funding for new or continuing operations in order to maximize return on investments, and increase productivity.

     Mr. Monroe has two sons and one daughter and resides with his wife in Charlotte, NC.

     Matthew M. Monroe, President and Director

     Education:   BS, Journalism & American Studies, University of Southern
Mississippi

     Present work positions: President, Peoplesway.Com, Inc., 1999 to present; Vice President of Marketing, RMC Group, Inc., 1993 to present

     Work history:   Mr. Monroe began work with RMC Group, Inc., in 1993 as an
employee in the marketing department. In 1994, Mr. Monroe was promoted to Director of Marketing and in 1995 was appointed to Vice President of Marketing. Mr. Monroe was instrumental in increasing from less than $3 million to over $7 million dollars annually.

     Present responsibilities: For both Peoplesway and RMC Group, Inc., Mr. Monroe is responsible for new product development, monthly and quarterly newsletter (circulating to as many as 5,000 readers), product catalogues, brochures, company product announcements, customer specials, sales force training, sales presentations, and event coordinating. Mr. Monroe trains top level producers on sales force automation. Mr. Monroe worked with other management team members on bringing RMC Group, Inc., closer to the sales force home office. After two years of development and beta testing, the sales force now uses a software program that dials directly into the mainframe database. This allows the independent contractor access to customer ordering information as well as complete data filters to run valuable reports for sales leadership information. Mr. Monroe also developed the Peoplesway concept and business model over the past three years.

     Mr. Monroe has one son and resides with his wife in Corneilus, North Carolina.

     Eugene M. Johnston , CEO, Secretary/Treasurer and Director

     Education:   BA, Business Administration, University of North Carolina at
Charlotte

     Work history: In 1984, Mr. Johnston began working in the warehouse for DRM while attending college at the University of Central Florida. In 1985, he transferred to Charlotte, North Carolina when the company relocated from Orlando. He was appointed to Director of Customer Service and continued and completed his undergraduate studies in Business Administration, receiving a Bachelor of Arts degree in 1987 from the University of North Carolina at Charlotte. He went on to hold various administrative positions with this company, eventually being appointed Vice President of Sales Administration.
In 1993, Mr. Johnston was hired as the Vice President of Operations for RMC Group, Inc., in Charlotte. He was also appointed Chief Operating Officer in 1995. He currently has a staff of 20 people in Charlotte and a sister company in Mississauga, Ontario Canada that he communicates with on a daily basis.

     Present responsibilities:   Mr. Johnston is responsible for all day to
day operations of Peoplesway and RMC Group, Inc.. In addition to his daily administrative duties, Mr. Johnston works closely with Marketing and Sales. He is involved in company training and motivation and travels throughout the US and Canada helping to conduct training seminars. Mr. Johnston was also instrumental in recently upgrading the company computer system to ensure it was Year 2000 compliant. This also entailed including the software necessary to operate on the web.

     Mr. Johnston has two children and resides with his wife in Charlotte, North Carolina.

     Julie B. Jordan, Executive Producer

     Education: BS, Industrial Engineering; Masters of Science Degree, Educational Technology, Mississippi State University

     Work history:   Ms. Jordan served as Chief Executive Officer of Ayrix
Technologies, a Mississippi company and a regional provider of Internet access, web development, eCommerce solutions and technology training. In 1996, Ms. Jordan founded a local ISP company, The Internet Learning Company, in Columbus, Mississippi, and entered the explosive Internet industry. In 1998, TILC became Ayrix Technologies, Inc. By 1999, her company had grown to over
10,000 subscribers.   Prior to entering the Internet business, Ms. Jordan
served for eight years as the coordinator of Technology and Computer Teacher at the Mississippi School for Mathematics and Science in Columbus.
     Present responsibilities:   Ms. Jordan is responsible for Peoplesway's
Web site development, content and connections to users and to the Web, and for information technology issues for the Company. Ms. Jordan often speaks and conducts seminars on the growth of the Internet, eCommerce and its impact on our economy, our businesses, and society. Ms. Jordan adds valuable experience in the high-tech Internet industry and leadership experience in managing rapidly growing Internet businesses to the Peoplesway.Com executive team.

     Ms. Jordan has two children and resides with her husband in Mississippi.

Risk Factors.

     Limited Operating History.

     We have had limited operations since our inception in 1980, and since becoming Peoplesway in September 1999. We are still in developmental stage. While we posted nominal profits for our first quarter of operations as Peoplesway, none of our operations have proved successful, and there is no assurance that we can profitably market our present products and services.

     Operating Results.

     We had no revenues and substantial losses for the years ended December 31, 1998 and 1997, and limited revenues and limited income for the nine months ended September 30, 1999.

Year or Period Ended     Gross              Net Income
                         Revenue              (Loss)

December 31, 1997         -0-               $( 2,904)
December 31, 1998         -0-               $(56,518)
September 30, 1999       $26,163            $    852

     The Net Income shown for the period ending September 30, 1999 does not reflect an entire three-month period of operations since the reverse merger with Prospector Energy, and the Expenses for the period do not reflect expenses that are typical for a business and that will be typical for us in the future, such as salaries, office and equipment rent, utilities, etc.. These expenses were borne by RMC Group, Inc., which shares office space with Peoplesway. Therefore, no assurance can be given that once we incur such expenses, we will not continue to incur losses or that our business operations will prove to be profitable.

     Additional Capital Requirements.

     Peoplesway has limited capital. Our primary revenues are derived from the sale of a limited number of goods and services online to limited markets, and these sales are presently dependent upon the services provided by a small number of employees. We have limited capital to increase our sales forc e or to expand operations; accordingly, without additional capital, growth will be limited.

     Economic Considerations.

     Any substantial downturn in economic conditions could significantly depress discretionary consumer spending and have a material adverse effect on Peoplesway's business operations. At any given time, because of the search and comparison shopping capabilities using the Internet, it is possible to locate items similar to that sold by Peoplesway at competitive or lower prices. Inflation may also affect the future availability of favorable terms or financing rates for Peoplesway or its customers, and deflation may also affect revenues derived from these operations.

     Reliance on Existing Management.

     Peoplesway's operations are primarily dependent upon the experience and expertise of Donald R. "Pete" Monroe, Chairman; Matthew M.. Monroe, President; Eugene M. Johnston, CEO and Secretary/Treasurer; and Julie B. Jordan, Executive Producer. The loss of any of our management may have a material adverse effect on our present and contemplated business operations.
Our success is also dependant upon our ability to attract and retain qualified management, administrative and sales personnel to support our anticipated future growth, of which there can be no assurance. Peoplesway does not carry key man insurance upon the lives of any of our directors or executive officers.

     Reliance on Existing Alliance

     Peoplesway's operations are primarily dependent upon the existence of the alliance with DRM and its subsidiaries, and the contracts that exist between DRM and vendors While formal written agreements are being negotiated with DRM and other vendors, these do not presently exist. The loss of this alliance or a downturn in the business of DRM would have a material adverse effect on our present and contemplated business operations.

     Lack of Dividends.

     We have not paid and do not expect to pay any cash dividends with respect to our common stock in the foreseeable future. We presently have limited revenues and capital. Without substantial increases in revenues and capital, it would be impossible to pay cash dividends.

     Limited Market for Common Stock.

     There is currently a limited trading market for our shares of common stock, and there can be no assurance that a more substantial market will ever develop or be maintained. Any market price for shares of common stock of Peoplesway is likely to be very volatile, and numerous factors beyond our control may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may also adversely affect the market price of our common stock. Further, there is no correlation between the present limited market price of Peoplesway's common stock and our revenues, book value, assets or other established criteria of value. The present limited quotations of our common stock should not be considered indicative of the actual value of Peoplesway or our common stock.

     Shares Eligible for Future Sales.

     Sales of unrestricted securities may also have an adverse effect on any market that may develop in Peoplesway's common stock. Of the 15,607,328 outstanding shares of Peoplesway's common stock, 12,500,000 are designated as "restricted securities," and 3,107,328 have satisfied the two year "holding period" requirements of Rule 144(k), meaning that they can
presently be sold.   Once these shares enter the market, their sale may have a
depressive effect on the market price of our stock.

     Conflicts of Interest.

     Peoplesway's directors and officers are directors, executive officers, controlling stockholders and/or partners of DRM and its related subsidiaries. Thus, there exist potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with other potential business opportunities.

     Risks Associated with Execution of Growth Strategy.

     A principal component of Peoplesway's growth strategy is to partner with additional merchants and service providers that will allow their goods and services to be sold through Peoplesway's Web site, and to attract additional customers. Peoplesway's ability to execute its growth strategy depends on a number of factors including, (i) Peoplesway's ability to acquire these goods and services and related opportunities on economically feasible terms; (ii) our ability to obtain the capital necessary to finance the
expansion  and  to  pay  any  necessary   sales,   marketing  and
operational expenditures; and (iii) our ability to manage potentially rapidly growing operations effectively and in a manner which will result in significant customer satisfaction. There can be no assurance that we will be successful in any of these respects.

     Internet and Information Systems

     We rely upon the accuracy and proper utilization of our Internet and information system to provide timely distribution services, manage our sales and track our customers' purchase and sale information. To manage our growth, we are continually evaluating the adequacy of our existing systems and procedures (including Year 2000 issues) and continue to update and integrate critical functions. We anticipate that we will regularly need to make capital expenditures to upgrade and modify our Internet and information systems, including software and hardware, as we grow and the needs of our business changes. There can be no assurance that we will anticipate all of the demands which our expanding operations will place on our information system. The occurrence of a significant system failure or our failure to expand or successfully implement its systems could have a material adverse effect on our operations and financial results.

     Dependence On Technical Employees

     The success of our Internet services business depends in large part upon our ability to attract and retain highly skilled technical employees in competitive labor markets. There can be no assurance that we will be able to attract and retain sufficient numbers of skilled technical employees. The loss existing technical personnel or difficulty in hiring or retaining technical personnel in the future could have a material adverse effect on our operations and financial results.

     Delivery Time

     Peoplesway does not have a significant backlog of business since our vendors normally deliver and/or install products and services purchased by our customers within one to seven days from the date of order. Accordingly, backlog is not material to our business or indicative of future sales. From time to time, we may experience difficulty in obtaining products from our major vendors as a result of general industry conditions. In addition, in the Internet industry, one to three day delivery options are becoming common place. If we are unable to deliver products to our customers within a short time period, we may experience loss of sales.

     Rapid Technological Change

     As with all Internet companies, our success will depend in part on our ability to develop Internet solutions that keep pace with continuing changes in information technology, evolving industry standards and changing client preferences. There can be no assurance that we will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services noncompetitive or obsolete. Our failure to address these developments could have a material adverse effect on our operating results and financial condition.

     Competition; Low Barriers to Entry.

     Peoplesway expects competition to persist, intensify and increase in the retail Internet industry in the future. There are thousands of individuals and companies that sell goods and services similar to those offered by Peoplesway. Almost all of our current and potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients and vendors, and significantly greater financial, technical, marketing and public relation resources than Peoplesway. As a
strategic   response  to  changes  in  the  competitive environment,
Peoplesway may from time to time make certain pricing, service technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on our business, financial condition, results of operations and prospects, and similar actions by competitors could materially adversely affect our present and proposed business operations, results of operations, financial condition and prospects.


     In addition, our ability to generate customers will depend to a significant degree on the uniqueness and quality of our products and services and our reputation among our customers and potential customers, compared with the quality of similar services provided by, and the reputations of, Peoplesway's competitors. To the extent that we lose customers to our competitors because of dissatisfaction with our services, or our reputation is adversely affected for any other reason, our business, results of operations, financial condition and prospects could be materially adversely affected.

     There are relatively low barriers to entry into Peoplesway's targeted business. Anyone can attempt to purchase and sell the goods and services which Peoplesway purchases and markets. Accordingly, we are likely to face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by Peoplesway, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

     Acquisitions

     We may consider acquiring the assets and operations of other companies in order to expand our business. Integration of acquisitions may involve a number of risks that could have a material adverse effect on our operating results and financial condition, including: restructuring charges associated with the acquisitions and other expenses associated with a change of control; non-recurring acquisition costs such as accounting and legal fees; investment banking fees; amortization of acquired intangible assets; recognition of transaction-related obligations and various other acquisition-related costs; diversion of management's attention; difficulties with retention, hiring and training of key personnel; and risks of incurring unanticipated problems or legal liabilities.

     Although we would conduct due diligence, hire outside independent financial and accounting consultants, and generally require representations, warranties and indemnifications from the former owners of any acquisition candidates, there can be no assurance that such owners will have accurately represented the financial and operating conditions of their companies. If an acquired company's financial or operating results were misrepresented, or the acquired company otherwise failed to perform as anticipated, the acquisition could have a material adverse effect on the operating results and financial condition of Peoplesway.

          Risks of "Penny Stock."

     Peoplesway's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than $5.00 per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years. Until November 1999, there had been no "established public market" for Peoplesway's common stock during the last five years. While our stock has traded in excess of $5.00 per share since November 1999, there is no assurance that this price level will continue, and our stock may be deemed to be penny stock at any time.
Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be a "penny stock."

     Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker/dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker/dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in Peoplesway's common stock to resell their shares to third parties or to otherwise dispose of them.

     Year 2000.

     Year 2000 Readiness Disclosure Statements

     Historically, many computer programs have been written using two digits rather than four to define the applicable year. This could lead, in many cases, to a computer recognizing a date ending in "00" as 1900 rather than the year 2000. This phenomenon could result in major computer system failures or miscalculations, and is generally referred to as the "Year 2000" problem.

     Peoplesway has assessed its exposure to the Year 2000 problem by analyzing its existing computer hardware and software systems, as well as those used by DRM, Inc., RMC Group, Inc. and RMC Canada, Ltd. In addition, it has made inquiry to each of its vendors and its Internet Service Provider ("ISP") to determine their readiness for the Year 2000, and we believe that Peoplesway is Y2K Compliant. Although we do not believe, based on our analysis to date, that we will incur any material costs or experience material disruptions in our business, related to the Year 2000 problem, there can be no assurances that Peoplesway or our third parties, customers or suppliers will successfully become Year 2000 compliant on a timely basis and thus will not experience serious unanticipated negative consequences or material costs. Undetected errors or defects in the technology used for our systems, which include hardware and software, and defects in the systems of our third parties, could cause these consequences. The most likely worst case scenario would include hardware failure, software failure resulting in an inability to receive or fill orders from customers or shipments from suppliers or to bill customers and pay suppliers, and failure of infrastructure services provided by third parties (such as phone systems and building security systems).

     Patents, Trademarks, Licenses, Franchisees, Concessions, Royalty Payments or Vendor Contracts.

     Peoplesway has applied for a federal trademark of "Peoplesway" and "Peoplesway.Com." However, as of this date, these federal trademarks have not been granted. We have secured the use of Peoplesway.Com on the Internet, which cannot be used to access any other Web site as long as we remain current with our Internet registration of the name. Agreements and licenses with our vendors are directly between DRM and our vendors, other than Proflowers.com, with which we have an oral agreement, cancelable upon notice by either party. We have no direct control over the cancellation of these contracts, and if they are canceled, it may hinder our ability to be profitable or to continue operations.

     NASD OTC Bulletin Board Quotations.

     Our common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol
"PLWY."   Effective  January  4,  1999,  the  NASD  adopted  rules  and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). We are not currently a "reporting issuer," and this Registration Statement is being filed to bring us into compliance with these quotations provisions. Under the "phase-in" schedule of the NASD, we have until March 8, 2000, within which to become a "reporting issuer," and to satisfy all comments of the Securities and Exchange Commission respecting this Registration Statement. This Registration Statement will not become effective for 60 days from the date of its filing, and it is unknown whether we will timely satisfy these quotation requirements of the NASD, as it is unknown whether we will have satisfied any and all comments from the Securities and Exchange Commission. Therefore, OTC Bulletin Board quotations of our common stock may cease on March 8, 2000, and we would be required to make application to have our common stock quoted in the "Pink Sheets" of the National Quotations Bureau, LLC ("NQB"). This result would further impede the development of an "established trading market" in our common stock, because the "Pink Sheets" market is not as accepted by most brokers/dealers in securities as the OTC Bulletin Board, and a broker/dealer must subscribe to the NQB's service. We would, as soon as practicable following the satisfaction of all necessary requirements of the NASD and SEC, file for quotations on the OTC Bulletin Board; however, no assurance can be given that the NASD would allow the quotations of our common stock to be reinstated.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion and analysis of financial condition and results of operations contain some forward-looking statements. Forward-looking statements give Peoplesway's and management's current expectations or forecasts of future events. The reader can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to anticipated operating results for the full year ended December 31, 2000, and anticipated cash flow, and to future actions, future performance or results of current and anticipated sales and marketing efforts, expenses, the outcome of contingencies such as legal proceedings, and other financial results. From time to time, we may provide oral or written forward-looking statements in other materials released to the public.

     We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is advised, however, to consult any further disclosures made on related subjects in future SEC filings. Also note that there is a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business under this section. These are factors that could cause actual results to differ materially from expected and historical results. Other factors besides those listed could also adversely affect Peoplesway.

Results of Operations

     The report of Peoplesway's independent auditors for the year ended December 31, 1998 included a footnote that there is a substantial doubt about our ability to continue as a going concern unless it can find an acquisition candidate or obtain capital. Until August 1999, Peoplesway or its predecessor did not have sales or revenues for over ten years, and our audited financial statements for the years ended December 31, 1998 and 1997 show no activity, other than the issuance of a convertible debenture in June 1997 to compensate our prior president for time, effort and funds expended to locate a merger candidate, and thus have limited value to predict our future success

     Our most recent unaudited financial statements, from August 25, 1999 through September 30, 1999, are likewise of limited value to predict our future success. Total revenues for that period were $26,162.77, on sales of that same amount. Cost of sales for that period, including cost, commissions,
discounts, and freight, were $20,242.12.   Expenses for the period, including
furniture and equipment rental, rent, maintenance, utilities and legal expenses amounted to $5,069.31, for a total net income for the period of
$851.34.   No salaries were paid during this period, which are expected to be in excess of $10,000.00 per month by the end of our fourth quarter, March 31, 2000.

     The financial statements referenced are made part of this filing.

Expansion

     We plan to expand our position as an Internet commerce destination where businesses and consumers from around the globe can purchase goods, services and information. To achieve this goal, Peoplesway will focus on acquiring new merchants and product lines, and increasing its shopper and customer base. Product lines expected to added in the near future include household products, additional nutritional and beauty products, clothing, lingerie, gift items, and other products.

     The customer base of DRM has steadily increased since inception, growing to over 14,000 active members and customers. Peoplesway expects this number to increase to between 16,000 and 20,000 by the end of the year 2000, as a result of the marketing, advertising and business model provided by Peoplesway and its Web sites.

     Peoplesway believes that acquisitions are an excellent method of increasing presence in existing markets, expanding into new geographic markets, adding experienced service personnel, gaining new product offerings and services, obtaining more competitive pricing as a result of increased purchasing volumes of particular products and improving operating efficiencies through economies of scale. In recent years, there has been consolidation among providers of Internet retail products and services and we believe that this consolidation will continue, which, in turn, may present additional opportunities for us to grow through acquisitions. Peoplesway continually seeks to identify and evaluate potential acquisition candidates.

Web Site Hosting

     In addition to our product and service sales, Peoplesway provides sub-Web sites at a cost of $19.95 per month. We currently have almost 500 website owners, all of which have been added in the past four months. We plan on expanding this number by July 2000 to over 1,000 website owners. During 2000, we plan on expanding our hosting fee offerings to include more advanced hosting services including technology updates, periodic design updates and data gathering services, and which will allow us to charge higher fees for more premium services.

Commissions from Sales

     The majority of our revenues come from product and service sales on our Web site. We will continue to focus on a distribution method whereby Peoplesway does not retain an inventory of product, but uses vendors to drop ship their product or install their service, and paying Peoplesway a commission
on the sale or transaction.   As we add additional vendors and customers, we
hope to increase our commission percentages and our profit margins, through our added purchasing power.

Focus on E-commerce

     Our independent contractors are paid by a compensation program written so that when a customer purchases a Peoplesway product or service through an independent contractor, a percentage of sales is paid to that independent contractor, and also to a given number of independent contractors who are responsible for introducing and training that independent contractor and others regarding Peoplesway's business. Peoplesway focuses its efforts on sales and service to the end customer. If a customer desires to become an independent contractor and assist in selling Peoplesway products and services, he or she can, but there is no pressure or preconceived plan to do so. Peoplesway will continue to refine this business model and educate its independent contracts and customers as to our emphasis on sales of quality products and services to our quality customers.

Additional Capital Not Expected

     As a result of the alliance between Peoplesway and DRM and its subsidiaries, and the shared use of facilities, equipment and employees, management believes that additional capital will not be needed over the next 12 months, during which time we will focus our efforts on expanding sales through our Web site. If the alliance between Peoplesway and DRM and its subsidiaries ends, there is no assurance that we can continue as a going concern.

ITEM 3.  DESCRIPTION OF PROPERTIES

     Peoplesway maintains offices at 2969 Interstate Street, Charlotte, North Carolina. We share 1,900 square feet of office space and 2,600 square feet of warehouse space with RMC Group, Inc., to whom we pay $1,850.00 per month as a subtenant for one-third of the total space and utilities. There is no formal sublease agreement between the parties, but the parties are presently negotiating such an agreement RMC Group, Inc. allows us to use its office equipment, including computers and related hardware. The primary system is an HP 9000 computer network operating on a Unix system. Currently RMC Group, Inc. leases this equipment and outsources the hosting of its Web sites with IMC Worldwide, Inc. There is no formal agreement between Peoplesway and RMC Group, Inc. for the shared use of this system, but the parties are presently
negotiating such an agreement.   We believe that we currently have sufficient
space and computer systems to carry on our operations for the foreseeable future. If we are unable to come to a formal agreement with RMC Group, Inc., or if they terminate our sub-tenancy or use of office equipment and computer system, there is no assurance that we can continue as a going concern.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following Table sets forth the shares held by those persons who own more than five percent of Peoplesway's common stock as of December 21, 1999, based upon 15,607,328 shares outstanding.

Title of Class    Name and address of    Number of shares    Percent of class
                  beneficial owner

Common          Donald R. "Pete" Monroe     12,000,000            77.9%
                2969 Interstate Street
                Charlotte, NC  28208

     The following table sets forth the shares held by Peoplesway directors and officers as of December 21, 1999.

Title of Class  Name and address of      Number of shares     Percent of class
                beneficial owner

Common        Donald R. "Pete" Monroe       12,000,000             77.9%
              2969 Interstate Street
              Charlotte, NC  28208

Common        Matthew M. Monroe                  0                    0%
              2969 Interstate Street
              Charlotte, NC  28208

Common        Eugene M. Johnston                 0                    0%
              2969 Interstate Street
              Charlotte, NC  28208


     Ownership of shares by directors and officers of Peoplesway as a group:
     77.9%

     There are no present arrangements or pledges of Peoplesway securities that may operate as a change in control of Peoplesway.

ITEM 5.    SECURITY OWNERSHIP OF DIRECTORS, OFFICERS, PROMOTER, AND CONTROL
PERSONS

Identification of Directors and Officers and Significant Employees

     The following table identifies all current officers, directors and significant employees of Peoplesway. The officers and directors will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or they resign or are terminated.

Name                     Age     Position          Date Position Commenced

Donald R. "Pete" Monroe   55     Chairman                   8/99

Matthew M. Monroe         30     President & Director       8/99

Eugene M. Johnston        36     CEO, Secretary/            8/99
                                 Treasurer & Director

Julie B. Jordan           40     Executive Producer         8/99

     None of our directors hold directorships in other reporting companies.

Business Experience

     Donald R. "Pete" Monroe, Chairman

     Education:  BS, Mathematics, UNC of Pembroke, Magna Cum Laude

     Present work positions: Chairman of the Board of Directors, Peoplesway.Com, Inc., 1999 to present; Chairman of the Board of Directors, DRM, Inc., 1978 to present;

     Work history: After graduating from college, Mr. Monroe obtained a position with the Department of Defense as a mathematician. He then served in executive capacities with several U.S. and international companies. For the past thirty years he has worked in the direct marketing and network marketing industry. He has produced many of his own product lines marketing them through distributors, television and the Internet. Mr. Monroe is a sought after consultant, public speaker and author for business plans. He has set up several businesses in Europe and Latin American countries. Mr. Monroe has received recognition throughout the business communities, even having cities such as Atlanta, Georgia declare, Pete Monroe Day, for his efforts in business development. He serves on numerous boards for charities and ministries. Throughout his companies, he has given over 500 scholarships and over $1,000,000 to abused children organizations.

     Present responsibilities:   As Chairman of DRM and Chairman of
Peoplesway, Mr. Monroe oversees marketing, product development, production, seeks business opportunities, and strategic alliances with other companies and organizations. He continuously directs and coordinates financial programs to provide funding for new or continuing operations in order to maximize return on investments, and increase productivity.

     Matthew M. Monroe, President and Director

     Education:   BS, Journalism & American Studies, University of Southern
Mississippi

     Present work positions: President, Peoplesway.Com, Inc., 1999 to present; Vice President of Marketing, RMC Group, Inc., 1993 to present

     Work history:   Mr. Monroe began work with RMC Group, Inc., in 1993 as an
employee in the marketing department. In 1994, Mr. Monroe was promoted to Director of Marketing and in 1995 was appointed to Vice President of Marketing. Mr. Monroe was instrumental in increasing from less than $3 million to over $7 million dollars annually.

     Present responsibilities: For both Peoplesway and RMC Group, Inc., Mr. Monroe is responsible for new product development, monthly and quarterly newsletter (circulating to as many as 5,000 readers), product catalogues, brochures, company product announcements, customer specials, sales force training, sales presentations, and event coordinating. Mr. Monroe trains top level producers on sales force automation. Mr. Monroe worked with other manageme nt team members on bringing RMC Group, Inc., closer to the sales force home office. After two years of development and beta testing, the sales force now uses a software program that dials directly into the mainframe database. This allows the independent contractor access to customer ordering information as well as complete data filters to run valuable reports for sales leadership information. Mr. Monroe also developed the Peoplesway concept and business model over the past three years.

     Eugene M. Johnston , CEO, Secretary/Treasurer and Director

     Education:   BA, Business Administration, University of North Carolina at
Charlotte

     Work history: In 1984, Mr. Johnston began working in the warehouse for DRM while attending college at the University of Central Florida. In 1985, he transferred to Charlotte, North Carolina when the company relocated from Orlando. He was appointed to Director of Customer Service and continued and completed his undergraduate studies in Business Administration, receiving a Bachelor of Arts degree in 1987 from the University of North Carolina at Charlotte. He went on to hold various administrative positions with this company, eventually being appointed Vice President of Sales Administration.
In 1993, Mr. Johnston was hired as the Vice President of Operations for RMC Group, Inc., in Charlotte. He was also appointed Chief Operating Officer in 1995. He currently has a staff of 20 people in Charlotte and a sister company in Mississauga, Ontario Canada that he communicates with on a daily basis.

     Present responsibilities:   Mr. Johnston is responsible for all day to
day operations of Peoplesway and RMC Group, Inc.. In addition to his daily administrative duties, Mr. Johnston works closely with Marketing and Sales. He is involved in company training and motivation and travels throughout the US and Canada helping to conduct training seminars. Mr. Johnston was also instrumental in recently upgrading the company computer system to ensure it was Year 2000 compliant. This also entailed including the software necessary to operate on the web.

     Julie B. Jordan, Executive Producer

     Education: BS, Industrial Engineering; Masters of Science Degree, Educational Technology, Mississippi State University

     Work history:   Ms. Jordan served as Chief Executive Officer of Ayrix
Technologies, a Mississippi company and a regional provider of Internet access, web development, eCommerce solutions and technology training. In 1996, Ms. Jordan founded a local ISP company, The Internet Learning Company, in Columbus, Mississippi, and entered the explosive Internet industry. In 1998, TILC became Ayrix Technologies, Inc. By 1999, her company had grown to over
10,000 subscribers.   Prior to entering the Internet business, Ms. Jordan
served for eight years as the coordinator of Technology and Computer Teacher at the Mississippi School for Mathematics and Science in Columbus.

     Present responsibilities:   Ms. Jordan is responsible for Peoplesway's
Web site development, content and connections to users and to the Web, and for information technology issues for the Company. Ms. Jordan often speaks and conducts seminars on the growth of the Internet, eCommerce and its impact on our economy, our businesses, and society. Ms. Jordan adds valuable experience in the high-tech Internet industry and leadership experience in managing rapidly growing Internet businesses to the Peoplesway.Com executive team.
Family Relationships

     The following table details the family relationships among our directors and officers.

Name                     Position            Relationships

Donald R. "Pete" Monroe  Chairman          Father of Matthew M. Monroe;
                                           Uncle of Eugene M. Johnston

Matthew M. Monroe        President         Son of Donald R. "Pete" Monroe;
                         & Director        Cousin of Eugene M. Johnston

Eugene M. Johnston       CEO, Secretary/   Nephew of Donald R."Pete"
                         Treasurer         Cousin of Matthew M. Monroe
                         & Director

Involvement in Legal Proceedings

     None of our directors, officers, promoters, or control persons have been involved in legal proceedings in the past five years that are material to an evaluation of their ability or integrity to represent Peoplesway.

ITEM 6.   EXECUTIVE COMPENSATION

     None of our directors or officers have received any compensation from Peoplesway, including salary, stock, stock options, or otherwise, and no compensation is accruing. There are no arrangements or agreements for employment, compensation, or change in control that exist with the Peoplesway for either our officers or directors. Our officers and directors are presently compensated by DRM and/or RMC Group, Inc., at the same levels at which they were compensated prior to the formation of Peoplesway, and it is anticipated that this arrangement will continue for the foreseeable future. Presently, our only paid employee is Julie B. Jordan, Executive Producer, who receives a salary of $40,000 per year. All other individuals who provide services for Peoplesway are either additional employees of DRM and/or RMC Group, Inc., which are paid directly by those companies, or Peoplesway's independent contractors, and it is anticipated that this arrangement will continue for the foreseeable future.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Following are the transactions between Peoplesway and members of management, directors, officers, 5% shareholders, and promoters of Peoplesway:

Oral Agreements with DRM and its Subsidiaries

     The majority of our goods and services are available through an "alliance" with DRM, Inc. and its subsidiaries, RMC Group, Inc. and RMC Group
Canada, Ltd. ("DRM").   Each of the officers and directors of Peoplesway is
also an officer and/or director of DRM, Inc., RMC Group, Inc., and/or RMC Group Canda, Ltd, and therefore, all sales through Peoplesway benefit related parties. The "alliance" between the parties has not been reduced to a formal written agreement, but is based upon oral agreements between the parties such that all goods and service which DRM or its subsidiaries offer for sale, are listed on, and for sale through, the Peoplesway Web site. Following each internet sale of a DRM-related good or service, Peoplesway then pays to DRM an
agreed upon wholesale price.   While Peoplesway is presently negotiating
written agreements with DRM and directly with other vendors, none have been finalized.

     Peoplesway has had discussions with public relations companies that would promote Peoplesway, but none of these discussions have resulted in any definitive agreements.

ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock.

     Peoplesway has one class of securities authorized, consisting of 100,000,000 shares of $0.001 par value common voting stock. The holders of Peoplesway's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of Peoplesway have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls.

No Provisions Limiting Change of Control

     There is no provision in Peoplesway's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of Peoplesway.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON PEOPLESWAY'S EQUITY AND OTHER STOCKHOLDER MATTERS

Market Information.

     Quotations of Peoplesway's common stock can be found on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the
"NASD"). Before October 20, 1999, there had not been an established trading market for the stock for over ten years. There is no assurance that any
current  market for our common stock can be  maintained.   Effective  January
4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934. Under the "phase-in" schedule of the NASD, we have until March 8, 2000, within which to become a "reporting issuer," and to satisfy all comments of the Securities and Exchange Commission respecting this Registration Statement. This Registration Statement will not become effective for 60 days from the date of its filing, and it is unknown whether we will timely satisfy these quotation requirements of the NASD, as it is unknown whether we will have satisfied any and all comments from the Securities and Exchange Commission. Therefore, OTC Bulletin Board quotations of our common stock may cease on March 8, 2000, and we would be required to make application to have our common stock quoted in the "Pink Sheets" of the National Quotations Bureau, LLC ("NQB"). This result would further impede the development of an "established trading market" in our common stock, because the "Pink Sheets" market is not as accepted by most brokers/dealers in securities as the OTC Bulletin Board, and a broker/dealer must subscribe to the NQB's service. We would, as soon as practicable following the satisfaction of all necessary requirements of the NASD and SEC, file for quotations on the OTC Bulletin Board; however, no assurance can be given that the NASD would allow the quotations of our common stock to be reinstated.

     The following quotations were provided by the National Quotation Bureau, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

     STOCK QUOTATIONS*

                         CLOSING BID
Period:                High        Low

1/1/98 to 12/31/98     $0.0       $0.0
1/1/99 to 3/31/99      $0.10      $0.10
4/1/99 to 6/30/99      $0.10      $0.10
7/1/99 to 9/30/99      $0.10      $0.10
10/1/99 to 11/30/99    $5.3875    $0.10

* Peoplesway's common stock had not traded before the first calender quarter of 1999 for over ten years.

Holders.

     The number of record holders of Peoplesway's securities as of the date of this Registration Statement is approximately 249.

Dividends.

     Peoplesway has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future.
The future dividend policy of Peoplesway cannot be ascertained with any certainty. There are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our securities.

Transfer Agent

     Peoplesway's transfer agent is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Salt Lake City, Utah 84117, (801) 272-9294.

ITEM 2.  LEGAL PROCEEDINGS

     Neither Peoplesway nor its property is the subject of any legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no changes in or disagreements with Peoplesway's principal independent accountant within the past two years.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following securities of Peoplesway were sold by us within the past three years without registration.

      Common Stock
      ------------

Name                          Date                   Number of Shares
                              Acquired               Aggregate Consideration

Robert Kropf                  June 1997                  3,000,000 (1)
Donald R. "Pete" Monroe       September 1999            12,500,000 (2)

* Please refer to the below information for details on aggregate consideration

(1) In June 1997, Peoplesway's predecessor, Prospector Energy, Inc., issued a $50,000 convertible debenture to its then president, Robert Kropf, for services performed by him for the Company prior to June 1997. Mr. Kropf elected to convert the debenture under its terms following the reverse split of September 22, 1999, to 3,000,000 shares of common stock of the Company.

(2) In September 1999, pursuant to the merger and acquisition transaction and a stock-for-stock exchange between Prospector Energy, Inc. and Peoplesway.Com, Inc., Donald R. "Pete" Monroe was issued 12,500,000 shares of common stock of Peoplesway.

     All of the shares were issued to directors or executive officers who had access to all material information respecting Peoplesway and its predecessor. The offers and sales of all of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, and from similar applicable states' securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from required registration.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

     Section 78.751 (4) of the NRS limits indemnification under Sections
78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or
(3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder
vote  or  vote  of disinterested   directors.   Section   78.751(6)(b)
extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

     The articles of incorporation of Peoplesway provide that the corporation shall indemnify any and all persons who may serve or who have served at any time as directors or officers of the corporation, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement before or after suit is commenced, in connection with any claim, action, suit or proceeding in which they are made parties, except in relation to matters as to which any such officer or director shall be judged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duty.

PART F/S

     Index to Financial Statements

     Audited Financial Statements of Prospector Energy, Inc. for the years ended December 31, 1998 and December 31, 1997

     Independent Auditors' Report.
     Balance Sheet.
     Statements of Operations.
     Statements of Stockholders' Equity.
     Statements of Cash Flows.
     Notes to the Financial Statements.

     Audited Financial Statements of Peoplesway.Com, Inc. for the period ended August 31, 1999.

     Independent Auditors' Report
     Balance Sheet.
     Statement of Operations.
     Statement of Stockholders' Equity.
     Statement of Cash Flows.
     Notes to Financial Statements

     Unaudited Financial Statements of Peoplesway.Com, Inc. for the period ended September 15, 1999.

     Balance Sheet
     Income Statement



                         PROSPECTOR ENERGY, INC.
                     (A Development Stage Company)

                          FINANCIAL STATEMENTS

                      December 31, 1998 and 1997




                               CONTENTS

          Independent Auditors' Report                                    3
          Balance Sheet                                                   4
          Statements of Operations                                        5
          Statements of Stockholders' Equity (Deficit)                    6
          Statements of Cash Flows                                        7
          Notes to the Financial Statements                               8


                      INDEPENDENT AUDITOR'S REPORT


Board of Directors
Prospector Energy, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Prospector Energy, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made my management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospector Energy, Inc. (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no established source of revenues. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jones Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
August 6, 1999




                        PROSPECTOR ENERGY, INC.
                    (A Development Stage Company)
                            BALANCE SHEET


                           ASSETS
                                               December 31   December 31
                                                   1998         1997
CURRENT ASSETS:
     Cash                                       $      -     $      -
                                                  -------      -------
         Total Current Assets                          -            -
                                                  -------      -------
TOTAL ASSETS                                    $      -     $      -
                                                  =======      =======




             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
     Accounts payable debenture                 $   1,518   $      -
     Convertible bond - related party (Note 3)     50,000          -
     Accrued interest payable - related party       7,904          -
                                                  -------     -------
         Total Current Liabilities                 59,422          -

STOCKHOLDERS' EQUITY
    Common stock, 30,000,000 shares
     authorized at $0.01 par value;
     30,000,000 shares issued and
     outstanding                                  300,000     300,000
    Capital in excess of par value                467,500     467,500
    Deficit accumulated during the
     development stage                           (826,922)   (767,500)
                                                 --------    --------
         Total Stockholders' Equity (Deficit)     (59,422)         -
                                                 --------    --------
TOTAL LIABILITIES
     AND STOCKHOLDERS' EQUITY (DEFICIT)         $      -    $      -
                                                 ========    ========

The accompanying notes are an integral part of these financial statements.





                        PROSPECTOR ENERGY, INC.
                     (A Development Stage Company)
                        Statement of Operations

                                                                    From
                                                                 Inception on
                                                                 November 4,
                                                                   1980 to
                                             December 31,        December 31,
                                          1998         1997         1998
                                     ----------     ----------   -----------
REVENUE                                $     -      $     -      $  22,468
                                        ------       ------        -------

EXPENSES                                56,518        2,904        849,390
                                        ------       ------        -------
NET LOSS                             $ (56,518)     $(2,904)     $(826,922)
                                        ======       ======       ========
NET LOSS PER SHARE                   $   (0.00)     $ (0.00)
                                        ======       ======
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING              30,000,000   30,000,000
                                    ==========   ==========







The accompanying notes are an integral part of these financial statements.



                         PROSPECTOR ENERGY, INC.
                     (A Development Stage Company)

                                                                    Deficit
                                                                  Accumulated
                                                      Capital in    During the
                                   Common Stock       Excess of   Development
                                 Shares      Amount   Par Value      Stage
                                --------    --------  ----------  -----------
Inception on November 4, 1980       -       $   -      $    -      $     -

Issuance of common stock
at $0.04 per share            18,750,000     187,500    467,500          -

Net loss from inception on
November 4, 1980 through
December 31, 1994                   -           -           -       (655,000)
                              ----------    --------  ----------   ----------
Balance, December 31, 1994    18,750,000     187,500    467,500     (655,000)

Net loss for the year ended
December 31, 1995                   -           -           -            -
                              ----------    --------  ----------   ----------
Balance, December 31, 1995    18,750,000     187,500    467,500     (655,000)

Issuance of common stock
at $0.01 per share            11,250,000     112,500        -            -

Net loss for the year ended
December 31, 1996                   -           -           -       (112,500)
                              ----------    --------  ----------   ----------
Balance, December 31, 1996    30,000,000     300,000    467,500     (767,500)

Net loss for the year ended
December 31, 1997                   -           -           -         (2,904)
                              ----------    --------  ----------   ----------
Balance, December 31, 1997    30,000,000     300,000    467,500     (770,404)

Net loss for the year ended
December 31, 1998                   -           -           -        (56,518)
                              ----------    --------  ----------   ----------
Balance, December 31, 1998    30,000,000     300,000    467,500     (826,922)
                              ==========    ========  ==========   ==========



The accompanying notes are an integral part of these financial statements.


                       PROSPECTOR ENERGY, INC.
                    (A Development Stage Company)
                      Statements of Cash Flows

                                                                     From
                                                                 Inception on
                                                                 November 4,
                                                                   1980 to
                                             December 31,        December 31,
                                          1998          1997         1998
                                       ----------    ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                            $  (56,518)    $  (2,904)  $ (826,922)
  Stock issued for services                  -             -        112,500
  Change in operating assets and
  liability accounts:
    Increase in convertible
      debenture payable                   50,000           -         50,000
    Increase in accrued
      interest payable                     5,000         2,904        7,904
    Increase in accounts payable           1,518           -          1,518
                                         -------        -------    ---------
      Net Cash Used by
       Operating Activities                  -             -       (655,000)
                                         -------        -------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES         -             -            -
                                         -------        -------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Common stock issued for cash                -             -        655,000
                                         -------        -------    ---------
     Net Cash Provided by
      Financing Activities                   -             -        655,000
                                         -------        -------    ---------
INCREASE (DECREASE) IN CASH                  -             -            -

CASH AT BEGINNING PERIOD                     -             -            -
                                         -------        -------    ---------
CASH AT END OF PERIOD                    $   -          $  -       $    -
                                         =======        =======    =========
SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:
  Interest                               $   -          $  -       $    -
  Income taxes                           $   -          $  -       $    -


The accompanying notes are an integral part of these financial statements.


                           PROSPECTOR ENERGY, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                         December 31, 1998 and 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

The financial statements presented are those of Prospector Energy, Inc. (a development stage company) (the Company). The Company was incorporated in the State of Utah on November 4, 1980 for the purpose of purchasing, owning, holding, selling, disposing of and otherwise dealing in the oil and gas business and other natural resources. The Company attempted to deal in the oil and gas business, but no operations commenced and this effort was abandoned. The Company has had little activity over the past several years and has been searching for and evaluating potential business acquisitions and combinations.

b. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

c. Net Loss Per Share

The computation of net loss per share of common stock is based on the weighted average number of shares outstanding during the period.

d. Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

e. Provision for Taxes

No provision for federal income taxes have been recorded due to net operating losses. The Company accounts for income taxes pursuant to FASB Statement No.
109. The Internal Revenue Code contains provisions which may limit the loss carryforwards available should certain events occur, including significant changes in stockholder ownership interests. Accordingly, the tax benefit of the loss carryovers is offset by a valuation allowance of the same amount. The loss carryforwards of approximately $56,000 will expire by the year 2013.

f. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Currently, certain stockholders have committed to covering all operating and other costs until sufficient revenues are generated through a merger.

NOTE 3 - CONVERTIBLE DEBENTURE PAYABLE - RELATED PARTY

The Company has issued a $50,000 debenture to its president for services performed on its behalf. Interest is imputed at 10% per annum from June 1, 1997. The terms of the conversion are to be determined at a later date. The debenture is unsecured and due upon demand.



                           -----------------
                       AUDITED FINANCIAL STATEMENTS

                           Peoplesway.com, Inc.

                             August 31, 1999

                            ----------------


                               CONTENTS
            ====================================================
            INDEPENDENT AUDITOR'S REPORT                      1

            BALANCE SHEET
            ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY     2

            STATEMENT OF OPERATIONS                           3

            STATEMENT OF STOCKHOLDERS' EQUITY                 4

            STATEMENT OF CASH FLOWS                           5

            NOTES TO FINANCIAL STATEMENTS                     6-7
            =====================================================





To the Board of Directors

Peoplesway.com, Inc.
2969 Interstate Street
Charlotte, NC 28208

   We have audited the accompanying balance sheet of Peoplesway.com, Inc. (a development stage company) as of August 31, 1999 and the related statements of operations, stockholders' equity, and cash flows for the period from August 25, 1999 (date of inception) through August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoplesway.com, Inc. as of August 31, 1999, and the results of its operations and its cash flows for the period from August 25, 1999 (date of inception) through August 31, 1999 in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will operate as a going concern. The Company has not yet has any operating income. Unless the Company is able to generate any operating income there is a question as to whether it has the ability to operate as a going concern. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Michael J Bongiovanni, CPA
Michael J. Bongiovanni, C.P.A.

September 13, 1999




                             BALANCE SHEET
                          Peoplesway.com, Inc.
                    (A Development Stage Company)
                             August 31, 1999




                    ASSETS
CURRENT ASSETS
    Cash and Cash Equivalents                    $ 1,000
                                                  ------
           TOTAL CURRENT ASSETS                    1,000
                                                  ------
                 TOTAL ASSETS                    $ 1,000
                                                  ======


                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts Payable - Trade                     $ 1,000
                                                  ------
           TOTAL CURRENT LIABILITIES               1,000
                                                  ------
LONG-TERM DEBT

STOCKHOLDERS' EQUITY
    Common Stock (no par value, 1,000,000
      shares authorized; 1,000 issued and
      outstanding at August 31, 1999                 -
    Additional Paid in Capital                     1,000
    Retained Deficit                              (1,000)
                                                  ------
          TOTAL STOCKHOLDERS' EQUITY                 -
                                                  ------
                 TOTAL LIABILITIES AND
                 STOCKHOLDERS' EQUITY            $ 1,000
                                                  ======




See notes to audited financial statements and auditor's report.





                          STATEMENT OF OPERATIONS
                             Peoplesway.com, Inc.
                         (A Development Stage Company)
            For the Period from August 25, 1999 (date of inception)
                          through August 31, 1999


          REVENUE

            Net Sales                            $     -
                                                   ------
                 GROSS PROFIT                          -

          OPERATING EXPENSES

            Professional Fees                    $  1,000
                                                  -------
                 TOTAL EXPENSES                     1,000
                                                  -------
                    NET LOSS                     $ (1,000)

                    Retained Earnings,
                     Beginning of Period               -
                                                  -------
                    Retained Deficit,
                     End of Period               $ (1,000)
                                                  =======



See notes to audited financial statements and auditor's report.






                      STATEMENT OF STOCKHOLDERS' EQUITY
                            Peoplesway.com, Inc.
                        (A Development Stage Company)
            For the Period from August 25, 1999 (date of inception)
                          through August 31, 1999





                                Common     Common    Additional
                                Shares     Stock      Paid-in      Retained
                                (000's)      $        Capital      Deficit
                                ------     ------    ----------    ---------
Balances, August 25, 1999          -       $ -0-      $   -0-       $  -0-

Initial Capital Contribution       1          -         1,000           -

Net loss for period                -          -            -         (1,000)
                                ------     ------    ----------    ---------
Balances, August 31, 1999          1       $  -       $ 1,000       $(1,000)
                                ======     ======    ==========    =========



See notes to audited financial statements and auditor's report.




                          STATEMENT OF CASH FLOWS
                            Peoplesway.com, Inc.
                        (A Development Stage Company)
            For the Period from August 25, 1999 (date of inception)
                          through August 31, 1999





CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Loss                                    $ (1,000)
      Adjustments to reconcile net loss
      To net cash used in operating activities:
         Accounts payable - trade                    1,000
                                                    -------
            NET CASH USED IN
            OPERATING ACTIVITIES                       -

CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from initial capital contribution   $  1,000
                                                    -------
            NET CASH PROVIDED BY
            FINANCING ACTIVITIES                     1,000
                                                    -------
            NET INCREASE IN CASH
            AND CASH EQUIVALENTS                  $  1,000
                                                    -------
     Cash and cash equivalents,
     beginning of period                          $     -
                                                    -------
            CASH AND CASH EQUIVALENTS,
            END OF PERIOD                         $  1,000
                                                    =======




See notes to audited financial statements and auditor's report.





                       NOTES TO FINANCIAL STATEMENTS
                            Peoplesway.com, Inc.
                        (A Development Stage Company)
            For the Period from August 25, 1999 (date of inception)
                          through August 31, 1999



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity - Peoplesway.com, Inc. (The Company) was organized under the laws of the State of North Carolina on August 25, 1999. The Company is a development stage company and has not yet commenced operations.

Peoplesway.com, Inc. plans to provide an E-commerce Internet web site for sale of hundreds of its products to customers across the world.

Inherent in the Company's Internet related business are various risks and uncertainties, including its limited operating history, recent development of the Internet market and unproven acceptance and effectiveness of Web E-commerce, unproven business model, risks associated with technological change, and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product development efforts, and the acceptance of the Company's products by the marketplace.

Basis of Presentation - The financial statements included herein include the accounts of the Peoplesway.com, Inc. prepared under the accrual basis of accounting.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management's Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when the products are shipped, provided collection of the resulting receivable is probable and the earnings process is complete. If any material contingencies are present, revenue recognition is delayed until all material contingencies are eliminated. Further, no revenue is recognized unless collection of the applicable consideration is probable.

Web Site Research and Development - Costs incurred in the development, classification, organization of web site listings, and web site enhancements are charged to expense as incurred.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income"' which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the financial statements.

NOTE A - RECENT ACCOUNTING PRONOUNCEMENTS

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has adopted. The Statement, which is effective for fiscal years beginning after June 15, 1999, establishes standards for accounting and reporting for derivative instruments and hedging activities. Statement of Financial Accounting Standards No. 133 does not have an impact on its financial statements because the Company does not currently hold any derivative instruments.

In March, 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company adopted this SOP but the adoption of the SOP does not yet have any impact on the Company's financial statements.

In April, 1998, the AICPA issued SOP 98-5. "Reporting on the Costs of Start-Up Activities". The SOP is effective for fiscal years beginning after December 15, 1998. The SOP requires costs of start-up activities and organization costs to be expenses as incurred. The Company has adopted SOP 98-5, however, the adoption of SOP 98-5 does not yet have any impact on the Company's financial statements.



                           Peoplesway.Com, Inc.
                             Balance Sheet
                           September 15, 1999
                              (Unaudited)


                                ASSETS
Current Assets
 Cash - Peoplesway.Com - Lincoln            $ 1,000
 Accounts Receivable                         13,906
                                             ------
   Total Current Assets                                    14,906

Property and Equipment                           -
                                             ------
   Total Property and Equipment                               -

Other Assets                                     -
                                             ------
   Total Other Assets                                         -
                                                          -------
     Total Assets                                         $14,906
                                                          =======

                       LIABILITIES AND CAPITAL

Current Liabilities
 Accounts Payable                           $13,055
                                             ------
   Total Current Liabilities                               13,055

Long-Term Liabilities                            -
                                             ------
   Total Long-Term Liabilities                                -
                                                           ------
     Total Liabilities                                     13,055

Capital
 Paid In Capital                              1,000
 Net Income                                     851
                                             ------
   Total Capital                                            1,851
                                                           ------
     Total Liabilities & Capital                          $14,906
                                                           ======




                          Peoplesway.Com, Inc.
                           Income Statement
         For the Period September 1, 1999 - September 15, 1999
                             (Unaudited)



                                         Current
                                          Period
     Revenues
       Sales                              26,163       100.00%
                                          ------
     Total Revenues                       26,163       100.00%
                                          ------
     Cost of Sales
       Product Cost                        5,455        20.85%
       PVC/LSC Commissions                 3,530        13.49%
       PVC Discounts                      10,257        39.20%
       Freight                             1,000         3.82%
                                          ------
     Total Cost of Sales                  20,242        77.37%
                                          ------
     Gross Profit                          5,921        22.63%
                                          ------
     Expenses
       Furniture & Equipment Rental        1,094         4.18%
       Rent                                1,898         7.26%
       Repairs & Maintenance                 896         3.42%
       Telephone                             182          .69%
       Legal & Professional Expenses       1,000         3.82%
                                          ------
     Total Expenses                        5,070        19.38%
                                          ------
     Net Income                           $  851         3.25%
                                          ======        =====




PART III
ITEM 1.   INDEX TO EXHIBITS


     (b) The following exhibits are filed as a part of this Registration


Exhibit
Number     Description*


EX-3(i)     Articles of Incorporation of Prospector Energy, Inc., a Utah
            corporation (including amendments).
EX-3(ii)    Bylaws.
EX-99.1     Articles of Incorporation of Peoplesway.Com, Inc.
EX-99.2     Articles of Incorporation of Prospector Energy, Inc., a Nevada
            corporation (including amendments).
Ex-99.3     Articles of Merger of Peoplesway.Com, Inc. Into Prospector
            Energy, Inc.
EX-2        Acquisition Agreement
Ex-27       Financial Data Schedule

     * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.



     SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.


                        PEOPLESWAY.COM, INC.

Date: 12/22/99          By: /s/ Donald R Monroe
                        -----------------------
                        Donald R. Monroe
                        Chairman of the Board

Date: 12/22/99          By: /s/ Matthew M. Monroe
                        -------------------------
                        Matthew M. Monroe
                        President and Director

Date: 12/22/99          By: /s/ Eugene M. Johnston
                        --------------------------
                        Eugene M. Johnston
                        CEO, Secretary/Treasurer and Director